

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2010

Mr. Marc Juliar
President
Mondial Ventures, Inc.
388 Richmond St., Suite 916
Toronto, ON, M5V 3P1
Canada

> **Re: Mondial Ventures, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed May 11, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 18, 2010**
> **File No. 000-51033**

Dear Mr. Juliar:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Report of Registered Independent Public Accounting Firm, page 12

1.   We note your audit report covers the balance sheet as of December 31, 2009 and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended and for the period since May 29, 2002 through December 31, 2009. As

required by Rule 8-02 of Regulation S-X, please amend your filing to include an audit report from either your current auditor or your prior auditor that covers the financial statements as of and for the year ended December 31, 2008.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Controls and Procedures – Conclusions, page 7

2.   We note that as of September 30, 2010 your chief executive officer and principal accounting officer have concluded that your "disclosure controls are effective… providing reasonable assurance that material information relating to [you] is made known to management on a timely basis during the period when [your] reports are being prepared." Please note that your current disclosure does not address all the aspects of your assessment of disclosure controls and procedures contemplated by Exchange Act Rule 13(a)-15(e). Your assessment and disclosure should address whether your disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and that such information is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please ensure your assessment considered this definition of disclosure controls and procedures and modify your disclosure accordingly. Please provide in your response your proposed modified disclosure for all of Item 4 "Controls and Procedures" of Form 10-Q.

Engineering Comments

Form 10-K for Fiscal Year Ended December 31, 2009

Description of Business page 1

3.   We are unable to locate your mineral claims on the British Columbia website. Please disclosure the tenure numbers of your mineral claims and the name of the individual in which they are registered in your filing.

4.   Please insert a small-scale map showing the location and access to your property, as suggested in paragraph (b) (2) to Industry Guide 7. We believe that maps and drawings having the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Kimberly L. Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief